Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

1 September 2017

Micro Focus International plc

Completion of the Merger with HPE Software

Return of Value to Micro Focus Shareholders

Completion of the Merger

Micro Focus International plc (“Micro Focus” or the “Company”) is pleased to announce that it has completed the merger of its wholly owned subsidiary with Seattle SpinCo, Inc., which holds the software business segment (“HPE Software”) of Hewlett Packard Enterprise Company (“HPE”), in accordance with the terms of the previously announced Merger Agreement. Accordingly, on Admission, American Depositary Shares representing 222,166,897 Consideration Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company (following the Share Capital Consolidation referred to below).

Return of Value

Micro Focus also announces the completion of the Return of Value to Micro Focus Shareholders of approximately £386,130,203, in cash, by way of the B Share Scheme, representing 168.028953 pence for each Existing Ordinary Share held at the Record Time, being 6.00 p.m. on 31 August 2017.

It is intended that cheques will be dispatched or CREST accounts credited (as appropriate) in respect of the proceeds of the redemption of the B Shares due to Micro Focus Shareholders entitled to receive the same by 15 September 2017.

Board Composition

As described in the prospectus published by Micro Focus on 28 July 2017 (the “Prospectus”), Chris Hsu, who was Executive Vice President and General Manager of HPE Software as well as Chief Operating Officer at HPE, has become Chief Executive Officer of Micro Focus and an executive director of Micro Focus with effect from Completion, and John Schultz has become a non-executive director of Micro Focus (as the HPE Nominated Director who is a serving executive of HPE and is not independent) with effect from Completion.  An additional independent non-executive director, nominated by HPE and to be approved by the Micro Focus Nomination Committee, is expected to be appointed after Completion.

Stephen Murdoch (the former Chief Executive Officer of Micro Focus) has stepped down from the Board and has become the Chief Operating Officer of Micro Focus with effect from Completion.*

Accordingly, the Board of Directors of the Company as of Completion comprises:

Executive Directors: Kevin Loosemore (Executive Chairman), Chris Hsu (Chief Executive Officer)**, Mike Phillips (Chief Financial Officer) and Nils Brauckmann (Chief Executive Officer, SUSE).

Non-Executive Directors: Karen Slatford (Senior Independent Director), Richard Atkins, Amanda Brown, Darren Roos, Silke Scheibe and John Schultz**.

* The Board intends to propose a motion at the Company’s forthcoming Annual General Meeting to be held at 9 a.m. on 4 September 2017 (the “2017 Annual General Meeting”) to withdraw resolution number 6 as set out in the Notice of Annual General Meeting dated 3 August 2017 relating to Stephen Murdoch’s re-election as a director. The withdrawal of resolution 6 does not affect the validity of the proxy form circulated to Micro Focus Shareholders in respect of the 2017 Annual General Meeting or any proxy votes already submitted in relation to the remaining resolutions.

** No further information is required pursuant to Listing Rule 9.6.13 in respect of each of these appointments other than as already set out in the Prospectus.

Settlement

Following Admission and completion of the Share Capital Consolidation, there are a total of 435,031,163 New Ordinary Shares in issue (including the Consideration Shares), of which none are held in treasury. Therefore, the resulting total number of voting rights in Micro Focus is 435,031,163.1

With effect from Admission, the Consideration Shares have been deposited with Deutsche Bank AG, London Branch, as custodian for the Depositary. It is expected that the American Depositary Shares representing such Consideration Shares which have been issued by the Depositary to HPE Shareholders will be listed on the NYSE at 2:30 p.m. (BST) today.

With effect from Admission, share certificates in respect of Existing Ordinary Shares have ceased to be valid.

It is expected that by 15 September 2017, the Company will despatch share certificates in respect of the New Ordinary Shares arising on the Share Capital Consolidation together with cheques in respect of fractional entitlements with a value of £5.00 or more to those Micro Focus Shareholders who held their Existing Ordinary Shares in certificated form and, until such time, Micro Focus Shareholders should retain any share certificate(s) they currently hold in respect of Existing Ordinary Shares.

Entitlements to New Ordinary Shares due to Micro Focus Shareholders who held their Existing Ordinary Shares in CREST have been automatically credited to their CREST accounts on Admission. Fractional entitlements with a value of £5.00 or more which are due to Micro Focus Shareholders who held their Existing Ordinary Shares in CREST, are expected to be automatically credited to their CREST accounts by 15 September 2017.

Capitalised terms in this announcement have the same meaning as the defined terms in the Prospectus.

Commenting on today’s announcement, Kevin Loosemore, Executive Chairman of Micro Focus, said:

“The combination of Micro Focus and HPE Software represents a step change in Micro Focus’ scale.  The enlarged company’s customer proposition draws on a rich heritage of technology innovation, global resources and a highly skilled workforce – all of which can now benefit from our effective business model.  We are ideally placed to support customers and partners as they demand relevance and value from their established investments in technology.  At the same time, this corporate development is wholly aligned with Micro Focus’ commitment to deliver sustainable 15-20% annual shareholder returns, offering significant opportunities to deliver further value from the combined operations.”

For further information please contact:

Micro Focus International Plc

Kevin Loosemore (Executive Chairman)
Mike Phillips (Chief Financial Officer)
Tim Brill (Director, Corporate Communications & IR)
+44 16 3556 5605

Powerscourt (PR adviser)

Juliet Callaghan +44 20 7250 1446

1
This figure of 435,031,163 should be used by Shareholders as the denominator for the calculations by which they will determine their interest in, or a change to their interest in, the Ordinary Shares, in the event they are required to make a disclosure under the FCA’s Disclosure Guidance and Transparency Rules.

J.P. Morgan Cazenove (Lead Financial Adviser and Sole Sponsor)

Bill Hutchings
Ben Berinstein
Jay Hofmann
Sanjay Jain
Dwayne Lysaght
Chris Wood
+44 20 7742 4000

Numis (Corporate Broker and Financial Adviser)

Alex Ham
Simon Willis
Tom Ballard
+44 20 7260 1000

J.P. Morgan Limited, which conducts its UK investment banking activities as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is acting as sole sponsor and lead financial adviser to Micro Focus in connection with the Transaction. Numis Securities Limited is also acting as financial adviser and corporate broker to Micro Focus in connection with the Transaction.

About Micro Focus

Micro Focus (LSE: MCRO.L) is a global enterprise software company supporting the technology needs and challenges of the Forbes Global 2,000 (the top 2,000 public companies in the world as determined by Forbes magazine). Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Micro Focus’ Product Portfolios are Micro Focus and SUSE. Within Micro Focus our solution portfolios are COBOL Development and Mainframe Solutions, Host Connectivity, Identity and Access Security, IT Development and Operations Management Tools, and Collaboration and Networking. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, cloud infrastructure and storage solutions that give enterprises greater control and flexibility. For more information, visit: www.SUSE.com.

IMPORTANT NOTICE:

J.P. Morgan Limited, which conducts its UK investment banking activities as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority (the “FCA”). J.P. Morgan Cazenove is acting exclusively for Micro Focus in connection with the Transaction and for no-one else and will not be responsible to anyone other than Micro Focus for providing the protections afforded to the clients of J.P. Morgan Cazenove nor for providing any advice in relation to the Transaction or the contents of this announcement or any transaction, arrangement or matter referred to herein.

Numis Securities Limited (“Numis”), which is authorised and regulated in the United Kingdom by the FCA, is acting exclusively for Micro Focus in connection with the Transaction and for no-one else and will not be responsible to anyone other than Micro Focus for providing the protections afforded to the clients of Numis nor for providing any advice in relation to the Transaction or the contents of this announcement or any transaction, arrangement or matter referred to herein.

Aside from the responsibilities and liabilities, if any, which may be imposed by the Financial Services and Markets Act 2000 (as amended) or the regulatory regime established thereunder, or under the applicable regulatory regime of any jurisdiction where exclusion of responsibility or liability under the relevant regulatory regime would be illegal, void or unenforceable, none of J.P. Morgan Cazenove, Numis or any of their respective affiliates accepts any responsibility or liability whatsoever or makes any representation or warranty, express or implied as to the contents of this announcement, including its accuracy, fairness, completeness or verification or for any other statement made or purported to be made by it, or on its behalf, in connection with the Company or the Transaction and nothing in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Each of J.P. Morgan Cazenove and Numis and their respective affiliates accordingly disclaims to the fullest extent permitted by law all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this announcement or any such statement.

The information contained in this announcement is not for release, publication or distribution, directly or indirectly, in whole or in part, to persons in any jurisdiction where to do so would breach any applicable law or regulation. No public offer of securities is being made by virtue of this announcement.

This announcement has been prepared for the purposes of complying with the applicable laws and regulations of the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

The release, publication or distribution of this announcement in whole or in part, directly or indirectly, in, into or from jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

NO INCORPORATION OF WEBSITES

Except as otherwise explicitly stated, neither the content of the Micro Focus website nor the HPE website, nor any other website accessible via hyperlinks on either such website or otherwise included in this announcement, is incorporated into, or forms part of, this announcement.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this announcement (including information incorporated by reference in this announcement), oral statements made regarding the Transaction, and other information published by Micro Focus may contain certain statements about Micro Focus that constitute or are deemed to constitute “forward-looking statements” (including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). The forward-looking statements contained in this announcement may include, but are not limited to, statements about the expected effects on Micro Focus of the Transaction, the anticipated benefits of the Transaction, Micro Focus’ anticipated financial results and outlooks and all other statements in this announcement other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Micro Focus and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. As such, forward-looking statements should be construed in light of such factors. Micro Focus nor any of its associates or directors, proposed directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Micro Focus will be as expressed or implied in such forward-looking statements. Forward-looking statements contained in this announcement based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include, but are not limited to: the tax treatment of the Transaction; risks relating to any unforeseen liabilities of Micro Focus; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of Micro Focus; business and management strategies and the expansion and growth of the operations of Micro Focus; the ability to successfully combine the business of Micro Focus and HPE Software and to realize expected operational improvement from the Transaction; the effects of government regulation on the businesses of Micro Focus; the risk that disruptions from the Transaction will impact Micro Focus’ business; and Micro Focus’ plans, objectives, expectations and intentions generally. Additional factors can be found under “Risk Factors” in the Prospectus published by the Company on 28 July 2017, the prospectus filed with the SEC on 22 August 2017. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to Micro Focus, refer to Micro Focus’ Annual Report and Accounts 2016. It is however noted that it is not possible to predict or identify all such factors. Consequently, while the list of factors presented or referred to here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Forward-looking statements included herein are made as of the date hereof.

Subject to any requirement under applicable law, Micro Focus undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future/subsequent events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.